Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	07/11/2022

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 10.3 and 15.7 06/14/2022 Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, V3 07/11/2022 12.12, 13.1, 15.4 and 15.7

Exhibit 99.1
10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results
a) Introduction or disposal of operating segments
Disclosure of results per segment
The current business segments of Itaú Unibanco are described below:
Retail Banking: retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.
Wholesale Banking: wholesale banking includes: (i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.
Activities with the Market + Corporation: includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.
b) Incorporation, acquisition or disposal of ownership interest
AVENUE HOLDING CAYMAN LTD
On July 8, 2022, according to the disclosed material fact, Itaú Unibanco S.A., by itself and through its subsidiaries, entered into a share purchase agreement, with Avenue Controle Cayman Ltd, and other selling shareholders, providing for the acquisition of the control of Avenue Holding Cayman Ltd (“Avenue”).
After obtaining the required regulatory approvals, Itaú Unibanco will initially acquire 35.0% of the total and voting capital of Avenue through a capital contribution of R$160 million and a secondary acquisition of shares, totaling approximately R$ 493 million. After 2 years from the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of the total and voting capital. After 5 years from the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by the current stockholders of Avenue.
Avenue holds a U.S. digital securities broker, incorporated 4 years ago, aimed to democratize the access of Brazilian investors to the international market and currently has over 229 thousand active clients, 492 thousand accounts enabled and approximately R$6.4 billion under custody.
This operation strengthens Itaú Unibanco’s strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the most convenient channels for each client profile.
The operation and management of Avenue will remain separate from Itaú Unibanco, which will become one of the institutions that will make Avenue’s services available to its clients abroad.
The completion of this operation is subject to the approval from the regulatory bodies in the proper jurisdictions.
TOTVS S.A.
On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees.

Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas
TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation.
In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.
The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry.
The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature.
IDEAL
On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).
The acquisition will be carried out in two tranches over 5 years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal’s capital.
This acquisition strengthens our investment ecosystem and will allow us to (i) rely, in particular, on the talent and expertise of Ideal’s staff, who are recognized for their high capacity to innovate in this industry; (ii) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (iii) the possible acceleration of the entry into the market of self-employed traders; and (iv) improve dealing investment products to individual clients. The operation and management of Ideal will continue to be separate from Itaú Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services.
The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil.
XP INVESTIMENTOS S.A.
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others ( the “Sellers”), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. in the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.

In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.
In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.
On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).
In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million.
The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.
Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020.
On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).
XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger, to be decided in general meetings of XP Inc. and XPart.

Soon after XPart S.A. was registered with São Paulo state’s Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021.
The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders’ Meetings, and as a result the stock issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itaú Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itaú Unibanco ADRs from the close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco’s preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itaú Unibanco ADRs, which continued to take place normally during this period.
Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.
According to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable.
On June 7, 2022, we announced the sale of stake corresponding to 1.21% of the total capital of XP Inc. for US$ 153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. with the objective of selling an additional 0.19% of the total capital of XP, and such sale was completed on June 9, 2022.
Considering such disposals, we remain with a 9.96% interest in XP’s total capital stock.
ZUP
On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments.
This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% stake, and in the fourth year, Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024.
This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values.
IRB
In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing our interest in IRB to 11.64% of IRB’s capital stock, while remaining among in the controlling block pursuant to the IRB’s stockholders’ agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.
In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.
On July 10, 2019, IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized.
c) Unusual events or operations
In addition to the items underlined in item 10.3 b here of, we highlight the following unusual events:
In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019.
In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were:
In 2021:
(i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million.
In 2020:
(i) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others.
In 2019:
(i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303 million, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431) million. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.

12.1 Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:
a) The functions of the board of directors and the permanent bodies and committees reporting to the former, indicating:
i. whether they have their own internal regulations and, if applicable, the body responsible for the approval, date of approval, and, in the event the issuer discloses these regulations, where these documents can be found on the Web
ii. whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM
a.1 Board of Directors
The Board of Directors, which is a joint decision-making body, is mandatory as we are a publicly-held company. It is incumbent on the Board of Directors to:
establish general business guidelines;
elect and remove officers and establish their functions;
nominate officers to comprise the Board of Officers of controlled companies as specified;
supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;
call the General Stockholders’ Meeting at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call;
express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting;
resolve on estimates of result and investment budgets and respective action plans;
engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;
resolve on the distribution of interim dividends, including to retained earnings or revenue reserve accounts in the last annual or semi-annual balance sheet;
resolve on payment of interest on capital;
resolve on share buyback, on a non-permanent basis, to be held in treasury or on its cancellation or disposal;
resolve on the purchase and entry of put and call options supported by its own shares issued for purposes of being cancelled, held in treasury or sold, subject to CVM Instruction No. 567/15, as amended;
resolve on the set up of committees to address specific matters within the scope of the Board of Directors;
elect and remove members of the Audit Committee and Compensation Committee;
approve the operating rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;
assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their Independence;
approve direct or indirect investments and divestitures in equity interests worth higher than fifteen per cent (15%) of the Issuer’s book value registered in the last audited balance sheet;
state a position on the public offerings of shares or other securities issued by the Company;

revolve, within authorized capital limit, on capital increase and issuance of negotiable and other convertible instruments; and
review related-party transactions based on materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report is submitted to the Board of Directors in the latter scenario.
The Board of Directors is composed of a minimum of ten (10) and a maximum of fourteen (14) members. At the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairperson or two co-chairpersons, and it may also have up to three vice chairpersons. A member who is 70 (seventy) years of age on the date of the election may not be elected.
The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are included in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018 and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Directors.
a.2 Board of Officers
Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors.
The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five (05) to thirty (30) members, in compliance with the guidelines set out by the Board of Directors for filling these positions.
The term of office for Officers is one (01) year, their reelection being permitted, and they will remain in position until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other positions in the Board of Officers.
Two officers jointly will have powers to (i) assume obligations, exercising rights under any act, agreement or document that implies responsibility, including offering guarantees for third-party obligations; (ii) waive rights, encumber and dispose of fixed asset items; (iii) appoint attorneys-in-fact for carrying out certain acts, and it is certain that whenever the value worth is higher than R$500 million, at least one of the officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer will be represented by two officers jointly to resolve on the establishment, closing and move of facilities. In the events above, except for item (iii), the Issuer may also be jointly represented by (i) one officer and one attorney-in-fact or (ii) two attorneys-in-fact.
The Issuer may be exceptionally represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at general stockholders’ meetings, and stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only.
The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter, approved by the Board of Directors on July 28, 2021, and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Officers.
a.3 Committees reporting to the Board of Directors
Each committee reporting to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website.
a.3.1 Strategy Committee
The Strategy Committee is responsible for promoting discussions on matters that materially impact us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter.

a.3.2 Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies; providing methodological and procedural support to the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and discussing the succession of members of the Board of Directors and the Chief Executive Officer, as well as making recommendations on this matter. The Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Nomination and Corporate Governance Committee Internal Charter.
a.3.3 Personnel Committee
The Personnel Committee is responsible for setting the main guidelines on people. Its duties include, but are not limited to, setting guidelines on talent attraction and retention, as well as recruitment and training, and our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com- investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Personnel Committee Internal Charter.
a.3.4 Compensation Committee
It is incumbent upon the Compensation Committee to promote discussions on management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management members, proposing to the Board of Directors the different manners of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of compensation for our employees, and recommending adjustments or improvements to the Board of Directors. The Compensation Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter.
a.3.5 Capital and Risk Management Committee
The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform capital and risk management-related duties, submitting reports and recommendations on these topics to the Board’s approval. Its duties include, but are not limited to: defining our risk appetite, expected minimum return on capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Capital and Risk Management Committee Internal Charter.
a.3.6 Audit Committee
The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council (CMN) for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and completeness of financial statements; compliance with legal and regulatory requirements; performance, independence and quality of services provided by independent auditors and the Internal Audit function; and the quality and effectiveness of internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by SUSEP that are part of the Conglomerate.
The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas.

All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation.
The Committee has its own internal charter, approved by the Board of Directors on August 26, 2021, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Internal Charter.
a.3.7 Related Parties Committee
The Related Parties Committee is responsible for analyzing related-party transactions, in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm’s length. The Related Parties Committee is fully composed of independent members.
The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Related Parties Committee Internal Charter.
a.3.8 Environmental, Social and Climate Responsibility Committee
The Environmental, Social and Climate Responsibility Committeeis responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, updated by the Board of Directors on May 26, 2022, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Environmental, Social and Climate Responsibility Committee.
a.4. Internal Audit
The Internal Audit is an independent and objective assurance and advisory function, designed to add value and improve the organization’s operations, as set forth by the International Professional Practices Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through a systematized and regulated approach to evaluate and improve the efficiency of risk management, control and governance processes. In Itaú Unibanco’s governance, Internal Audit is the third line of defense. The Executive Areas are the first line, and the Risks and Internal Controls Area make up the second line.
The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate through audit techniques, thus enabling management to assess the effectiveness of the risk management and operation of the evaluated business, effectiveness and adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations, reliability and compliance with management information.
The Executive Audit Officer annually reports on the Internal Audit’s purpose, level of authority and responsibility and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and the Audit Committee.
iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the body responsible for the approval, the date of approval and, in the event the issuer discloses these regulations, where these documents can be found on the web
The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors.
The company has a policy to engage services provided by independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Audit Committee on June 15, 2020.
b. in relation to members of the board of statutory officers, state its functions and individual powers, indicating whether this board has an internal charter and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses this regulation, where this document can be found on the web
The Board of Directors approved the revision of the Internal Charter of the Board of Officers on April 27, 2021.
In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Board of Officers elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Board of Officers, structure the Company’s services and set up internal and operating rules.
The internal charter of the Board of Officers may be accessed on the Company’s website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Officers.
c. the date of set-up of the Supervisory Council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the Supervisory Council, and, in the event the issuer discloses this regulation, where this document can be found on the web
Set up on a permanent basis by the Extraordinary General Stockholders’ Meeting of July 27, 2018, the Supervisory Council is an independent body, annually elected by the General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three (03) to five (05) members and the same number of alternates. The Supervisory Council must work independently from management, external auditors and the Audit Committee.
The Supervisory Council has its own internal charter, updated on July 29, 2019, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules >Rules of the Supervisory Council, including its structure, composition, duties and operating rules.
d) whether mechanisms are in place to evaluate the performance of the board of directors and each body or committee reporting to the board of directors, informing, if applicable:
i. the frequency of evaluation and its scope, stating whether it is only of the specific body or it also includes the individual evaluation of its members;
ii. the methodology adopted and the main criteria used in the evaluation;
iii. how the outcomes of the evaluation are used by the issuer to improve the operation of that body;
iv. whether external consulting or advisory services were engaged.
The Board of Directors, its members and Chairperson (or Co-chairpersons), as well as of the committees reporting thereto, is evaluated on an annual basis for the performance of management members in compliance with the best corporate governance practices. The Secretary to the Board of Directors is evaluated as well.

The reelection of members of the Board of Directors and of committees factors in their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence.
The evaluation process consists of the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Board Chairperson (or Co-chairpersons) by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairperson (or Co-persons) and each committee, as it seeks to reach a high level of specialization during the evaluation.
In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and committees is interviewed on an individual basis. Responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process.
The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the outcomes of the evaluation, as well as the composition and succession plan of the Board of Directors.
Evaluation of the Board of Officers
Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and crosswise goals with other departments.
12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating:
a) Call notice terms
According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is twenty-one (21) days before the date of the meeting and, for the second call, eight (08) days.
The Annual General Stockholders` Meeting of April 26, 2022 was called with over 30 days in advance.
b) Duties
It is incumbent upon the General Stockholders’ Meeting to:
resolve on the financial statements and the distribution and allocation of profits;
resolve on the management report and the accounts of the Board of Officers;
establish the annual overall compensation of the members of the Board of Directors and Board of Officers;
appoint, elect and remove members of the Board of Directors;
approve changes to capital, subject to the authority of the Board of Directors to change capital up to the authorized capital limit, regardless of a statutory reform;
resolve on mergers, takeovers, spin-offs or any other forms of corporate restructuring;
resolve on retained earnings or allocation to reserves; and
resolve on stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries.
c) Addresses (street or electronic) where the documents related to the general stockholders’ meeting will be available to stockholders for analysis
Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM

(http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by email at investor-relations@itau-unibanco.com.br.
d) Identification and management of conflicts of interest
According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at stockholders’ meetings intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being obliged to transfer to the Issuer any advantages obtained.
Furthermore, while the General Stockholders’ Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon.
When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chairperson of the General Stockholders’ Meeting will determine that any conflicted votes cast be annulled, even if it is to occur after the meeting.
e) Request for proxies by management for the exercise of voting rights
We make proxies available, according to Attachment Q to CVM Resolution No. 81/22, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The Proxy request is fully funded by the Issuer.
f) Formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and whether the Issuer accepts proxies granted by stockholders via electronic means
Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article No. 126 of Brazilian Corporate Law 6,404/76, provided that the proxy is bearing an identity document and the documents listed below that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a member of the Company’s management or a lawyer.
a) Legal Entities in Brazil: a certified copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding proxy with signature notarized by a notary public;
b) Individuals in Brazil: a proxy with signature notarized by a public notary’s office.
In order to facilitate the work of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail drinvest@itau-unibanco.com.br or by messenger to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100
Torre Conceição, 1º andar - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
g) formalities necessary for accepting a remote voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization
Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below to email drinvest@itau-unibanco.com.br:
(i) a hard copy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and

(ii) ID document - for Legal Entities: a certified copy of the articles of association/Bylaws, proof of election of management members, and certified copy of the ID documentation of these representatives; and for Individuals: a certified copy of the ID document bearing the Stockholders’ picture. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation.
Documents may also be sent to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar
Parque Jabaquara, São Paulo (SP) - CEP 04344-902
Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them. This information will be sent to the stockholder at the electronic address stated in the voting form.
h) whether the company makes available an electronic system to receive remote voting forms or remote participation.
Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br or to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar
Parque Jabaquara, São Paulo (SP) - CEP 04344-902
From 2020 on, the Issuer broadcasts its general stockholders’ meetings online as well.
i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and Supervisory Council in the remote voting form.
Stockholders representing the minimum percentages set forth in Attachments N and O to CVM Resolution No. 81/22 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Supervisory Council or (ii) proposed resolutions for the Issuer’s general stockholders’ meetings.
In accordance with the terms set forth in Article 37 to CVM Resolution No. 81/22, proposals should be forwarded to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 1º andar - Parque Jabaquara
São Paulo (SP) - CEP 04344-902
or via e-mail to: drinvest@itau-unibanco.com.br
Stockholders willing to nominate candidates to the Board of Directors or the Supervisory Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, in accordance with the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council and CVM Resolution No. 80/22.
The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request.
j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the stockholders’ meetings’ agendas.
The Issuer has no forum designed for receiving and sharing stockholders’ comments on the stockholders’ meetings’ agenda. However, it provides a channel on the Investor Relations website ( www.itau.com.br/investor- relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations) selecting the option “Investor Services” > Contact IR. In the subject field, the stockholder should select option “Recommendations to the Board of Directors to Stockholders’ Meeting.
The Annual General Stockholders’ Meeting Manual, published on March 25, 2022, is available on our Investor Relations website: www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > CVM > General Meetings > Information on the Annual General Stockholders’ Meeting of April 26, 2022.
k) Other information necessary for remote attendance and exercise of the remote voting right
All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, encouraging all stockholders to exercise their voting right, and transparency of the market.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Pedro Paulo Giubbina Lorenzini	04/02/1968	Board of Officers member only	04/28/2022	Annual	3
103.594.548-79	Business Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Carlos Fernando Rossi Constantini	05/02/1974	Board of Officers member only	04/28/2022	Annual	3
166.945.868-76	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Flávio Augusto Aguiar de Souza	03/27/1970	Board of Officers member only	04/28/2022	Annual	3
747.438.136-20	Business Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Ricardo Ribeiro Mandacaru Guerra	08/28/1970	Board of Officers member only	04/28/2022	Annual	3
176.040.328-85	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
José Geraldo Franco Ortiz Junior	11/23/1980	Board of Officers member only	04/28/2022	Annual	3
290.270.568-97	Lawyer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Matias Granata	06/17/1974	Board of Officers member only	04/28/2022	Annual	3
228.724.568-56	Economist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Sergio Guillinet Fajerman	03/26/1972	Board of Officers member only	04/28/2022	Annual	3
018.518.957-10	Economist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Andre Balestrin Cestare	06/08/1978	Board of Officers member only	04/28/2022	Annual	6
213.634.648-25	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Renato Barbosa do Nascimento	10/28/1971	Board of Officers member only	04/28/2022	Annual	6
161.373.518-90	Accountant	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the Controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
André Sapoznik	02/24/1972	Board of Officers member only	04/28/2022	Annual	7
165.085.128-62	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Álvaro Felipe Rizzi Rodrigues	03/28/1977	Board of Officers member only	04/28/2022	Annual	9
166.644.028-07	Lawyer	19- Other officers	07/01/2022	No	0.00%
Member of the Disclosure and Trading Committee		Officer			
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/28/2022	Annual	12
186.130.758-60	Information Technologist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Tatiana Grecco	08/31/1973	Board of Officers member only	04/28/2022	Annual	6
167.629.258-63	Technologist in Civil Construction	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Leila Cristiane Barboza Braga de Melo	10/04/1971	Board of Officers member only	04/28/2022	Annual	9
153.451.838-05	Lawyer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Adriano Cabral Volpini	12/06/1972	Board of Officers member only	04/28/2022	Annual	5
162.572.558-21	Business Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Luciana Nicola Scheneider	12/27/1977	Board of Officers member only	04/28/2022	Annual	2
270.049.978-63	Bank Clerk	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Alexsandro Broedel	10/05/1974	Board of Officers member only	04/28/2022	Annual	10
031.212.717-09	Contador	19- Other officers	07/01/2022	No	0.00%
Member of the Disclosure and Trading Committee		Officer (member of the Executive Committee)			
Renato Lulia Jacob	05/10/1974	Board of Officers member only	04/28/2022	Annual	3

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the Controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
118.058.578-00	Bank Clerk	19- Other officers	07/01/2022	No	0.00%
Investor Relations Officer Chairman of the Disclosure ad Trading Committee		Officer			
Milton Maluhy Filho	06/08/1976	Board of Officers member only	04/28/2022	Annual	5
252.026.488-80	Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Director President			
Alexandre Grossmann Zancani	10/14/1977	Board of Officers member only	04/28/2022	Annual	3
288.246.148-84	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
André Luís Teixeira Rodrigues	08/11/1973	Board of Officers member only	04/28/2022	Annual	3
799.914.406-15	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Renato da Silva Carvalho	11/02/1974	Board of Officers member only	04/28/2022	Annual	3
033.810.967-61	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Paulo Sergio Miron	07/26/1966	Board of Officers member only	04/28/2022	Annual	8
076.444.278-30	Accountant	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Teresa Cristina Athayde Marcondes Fontes	08/28/1982	Board of Officers member only	04/28/2022	Annual	3
307.447.828-48	Lawyer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Daniel Sposito Pastore	10/07/1979	Board of Officers member only	04/28/2022	Annual	3
283.484.258-29	Lawyer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
José Virgílio Vita Neto	09/13/1978	Board of Officers member only	04/28/2022	Annual	9

12.5/6 - composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings other positions held and roles performed at the issuer Description of other positions/roles 223.403.628-30 Member of the Disclosure and Trading Committee Lawyer 19- Other officers Officer 07/01/2022 No 0.00% Candido Botelho Bracher 12/05/1958 Board of Officers member only 04/26/2022 Annual 2 039.690.188-38 Business Administrator 29-other board officers 07/01/2022 Yes 100.00% Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Commitiee Member of the Board of Directors (non-executive director) Frederico Trajano Inacio Rodrigues 03/25/1976 Board of Officers member only 04/26/2022 Annual 3 253.929.608-47 Business Administrator 29-other board officers 07/01/2022 Yes 75.00% Not applicable. Member of the Board of Directors (independent director) Fabio Colletti Barbosa 10/03/1954 Board of Officers member only 04/26/2022 Annual 8 771.733.258-20 Business Administrator 29-other board officers 07/01/2022 Yes 91.67%

12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles Member of the Personnel Committee Member of the Board of Directors (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Environmental, Social and Climate Responsibility Committee Pedro Luiz Bodin de Moraes 07/13/1956 Board of Directors member only 04/26/2022 Annual 15 548.346.867-87 Economist 29 - Other board members 07/01/2022 Yes 100.00% Chairman of the Capital and Risk Management Committee Member of the Board of Directors (independent director) Member of the Related Parties Committee Maria Helena dos Santos Fernandes de Santana 06/23/1959 Board of Directors member only 04/26/2022 Annual 2 036.221.618-50 Economist 29 - Other board members 07/01/2022 Yes 100.00% Member of the Related Parties Committee Member of the Board of Directors (independent director) Pedro Moreira Salles 10/20/1959 Board of Directors member only 04/26/2022 Annual 15 551.222.567-72 Banqueiro 29- Other board members 07/01/2022 Yes 100.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roes performed at the issuer Description of other positions/roles Chainman of the Strategy Committee Co-chairman of the Board of Directors (non-executive director) Chainman of the Personnel Committee Member of the Environmental. Social and Climate Responsibility Committee Ricardo Villella Marino 01/28/1974 Board of Directors member only 04/26/2022 Annual 15 252.398.288-90 Engineer 29 - Other board members 07/01/2022 Yes 100.00% Member of the Strategy Committee Vice President of the Board of Directors Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/26/2022 Annual 15 014.414.218-07 Business Administrator 29 - Other board members 07/01/2022 Yes 75.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles Member of the Personnel Committee Member of the Board of Directors (non-executive director) Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Environmental, Social and Climate Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/26/2022 07/01/2022 Annual 15 007.738.228-52 Engineer 29 – Other board members Yes 100.00% Member of the Capital and Risk management Committee Co-chairman of the Board of Directors (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee João Moreira Salles 04/11/1981 Board of Directors member only 04/26/2022 Annual 6 295.520.008-58 Economist 29 – Other board members Yes 100.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Member of the Strategy Committee Member of the Compensation Committee		Member of the Board of Directors (non-executive director)	07/01/2022		
Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/26/2022	Annual	5
066.530.828-06	Pedagogic Professional	29 – Other board members		Yes	91.97%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee		Member of the Board of Directors (non-executive director)	07/01/2022		
Cesar Nivaldo Gon	07/09/1971	Board of Directors member only	04/26/2022	Annual	1
154.974.508-57	Businessperson	29 – Other board members	07/01/2022	Yes	0.00%
Member of the Personnel Committee		Member of the Board of Directors (independent director)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/26/2022	Annual	3
709.926.659-49	Accountant	47 - Fiscal Council (Suplent) Nominated by preferred stockholders	07/01/2022	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/26/2022	Annual	6
503.946.658-72	Accountant	46 - Fiscal Council (Suplent) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Eduardo Hiroyuki Miyaki	06/11/1972	Fiscal Council	04/26/2022	Annual	1
159.822.728-92	Civil Engineer	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/26/2022	Annual	2
095.365.318-87	Accountant	44 - Fiscal Council (Effective) Nominated by preferred stockholders	07/01/2022	No	100.00%
Not applicable.					
João Costa	08/10/1950	Fiscal Council	04/26/2022	Annual	14

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Gilberto Frussa	10/20/1966	Fiscal Council	04/26/2022	Annual	1
127.235.568-32	Lawyer	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					

Profissional experience / Statement of any conviction / Independence criteria

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank's operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021).
He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period).
Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil.
He was Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).
He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client's investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division.
He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).

He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. José Geraldo Franco Ortiz Junior - 290.270.568-97 José Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S. Matias Granata - 228.724.568-56 Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Sergio Guillinet Fajerman - 018.518.957-10 Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Andre Balestrin Cestare - 213.634.648-25 Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Renato Barbosa do Nascimento - 161.373.518-90 Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. André Sapoznik - 165.085.128-62 André Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2004. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Emerson Macedo Bortoloto - 186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes. He has been a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban - Tecnologia Bancária. Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA). Tatiana Grecco - 167.629.258-63 Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA). Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Leila Cristiane Barboza Braga de Melo has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco’s Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021). She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France. Adriano Cabral Volpini - 162.572.558-21 Adriano Cabral Volpini, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. Luciana Nicola Scheneider - 270.049.978-63 Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004). Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State. She holds a Bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA. Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Milton Maluhy Filho - 252.026.488-80 Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration. Alexandre Grossmann Zancani - 288.246.148-84 Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021). He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France. André Luís Teixeira Rodrigues - 799.914.406-15 André Luís Teixeira Rodrigues has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019. He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Renato da Silva Carvalho - 033.810.967-61 Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).

He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Paulo Sergio Miron - 076.444.278-30 Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48 Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office. She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. Daniel Sposito Pastore - 283.484.258-29 Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil. José Virgilio Vita Neto – 223.403.628-30 José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U. S. Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015).

Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.
Frederico Trajano Inácio Rodrigues - 253.929.608-47
Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020.
He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.
He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015.
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management
Development (IMD), Lausanne, Switzerland.
Pedro Luiz Bodin de Moraes - 548.346.867-87
Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.
Maria Helena dos Santos Fernandes de Santana - 036.221.618-50
Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020.
She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.
She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments.
Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).
She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.
Ricardo Villela Marino - 252.398.288-90
Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018).
He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan
School of Management, Cambridge, Massachusetts, U.S. Alfredo Egydio Setubal - 014.414.218-07
Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly called Social Responsibility Committee), and he was a Member of the Accounting Policies Committee (2008 to 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009).
Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005).
He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.
Roberto Egydio Setubal - 007.738.228-52
Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to
2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994).
He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos
(FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

João Moreira Salles - 295.520.008-58
João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.
He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaĺba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.
Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly called Social Responsibility Committee); a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020).
She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifĺcia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).
Cesar Nivaldo Gon - 154.974.508-57
Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee since 2021 at the Itaú Unibanco Group. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation.
Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist.
He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.
Rene Guimarães Andrich - 709.926.659-49
Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020.
He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses.
He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCA+ – Director with Experience (IBGC); CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP).
He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Reinaldo Guerreiro - 503.946.658-72
Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017.
He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016.
Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A.
He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP).
He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de
Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Eduardo Hiroyuki Miyaki - 159.822.728-92
Eduardo Hiroyuki Miyaki has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003).
He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Sanitation from the Gunma University, Japan; a Master’s degree in Business
Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. Artemio Bertholini - 095.365.318-87
Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011).
He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities.
Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969).
He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D. in Business Administration from the Florida Christian University, Orlando, Flórida, U.S.
João Costa - 476.511.728-68
João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.
He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).
He holds a Bachelor’s degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração,
Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Gilberto Frussa - 127.235.568-32
Gilberto Frussa has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he served as a lawyer from 1995 to 2006.
Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022.
Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados.
Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil.
Type of Conviction Description of the conviction
Pedro Paulo Giubbina Lorenzini - 103.594.548-79 N/A
Carlos Fernando Rossi Constantini - 166.945.868-76 N/A
Flávio Augusto Aguiar de Souza - 747.438.136-20 N/A
Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85 N/A
José Geraldo Franco Ortiz Junior - 290.270.568-97 N/A
Matias Granata - 228.724.568-56 N/A
Sergio Guillinet Fajerman - 018.518.957-10 N/A
Andre Balestrin Cestare - 213.634.648-25 N/A
Renato Barbosa do Nascimento - 161.373.518-90 N/A
André Sapoznik - 165.085.128-62 N/A
Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A
Emerson Macedo Bortoloto - 186.130.758-60 N/A
Tatiana Grecco - 167.629.258-63 N/A
Leila Cristiane Barboza Braga de Melo - 153.451.838-05 N/A
Adriano Cabral Volpini - 162.572.558-21 N/A
Luciana Nicola Scheneider - 270.049.978-63 N/A
Alexsandro Broedel - 031.212.717-09 N/A

Renato Lulia Jacob - 118.058.578-00 N/A
Milton Maluhy Filho - 252.026.488-80 N/A
Alexandre Grossmann Zancani - 288.246.148-84 N/A
André Luís Teixeira Rodrigues - 799.914.406-15 N/A
Renato da Silva Carvalho - 033.810.967-61 N/A
Paulo Sergio Miron - 076.444.278-30 N/A
Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48 N/A
Daniel Sposito Pastore - 283.484.258-29 N/A
José Virgilio Vita Neto - 223.403.628-30 N/A
Candido Botelho Bracher - 039.690.188-38 N/A
Frederico Trajano Inácio Rodrigues - 253.929.608-47 N/A
Fábio Colletti Barbosa - 771.733.258-20 N/A
Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A
Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 N/A
Pedro Moreira Salles - 551.222.567-72 N/A
Ricardo Villela Marino - 252.398.288-90 N/A
Alfredo Egydio Setubal - 014.414.218-07 N/A

Roberto Egydio Setubal - 007.738.228-52 N/A
João Moreira Salles - 295.520.008-58 N/A
Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 N/A
Cesar Nivaldo Gon - 154.974.508-57 N/A
Rene Guimarães Andrich - 709.926.659-49 N/A
Reinaldo Guerreiro - 503.946.658-72 N/A
Eduardo Hiroyuki Miyaki - 159.822.728-92 N/A
Artemio Bertholini - 095.365.318-87 N/A
João Costa - 476.511.728-68 N/A
Gilberto Frussa - 127.235.568-32 N/A

12.7/8 - Composition of committees
Name Taxpayer ID (CPF) Type of committee Type of audit Position held Date of birth Date of investiture Term of office
Description of other committees Profession Description of other positions held Date of election Number of consecutive terms of office Percentage of attendance at meetings
Other positions held/roles performed at the issuer
Ricardo Baldin Audit Committee Audit Committee Committee member (effective) 07/14/1954 07/01/2022 Annual
A Statutory Audit Committee non adherent to CVM
Instruction No. 308/99 Accountant
163.678.040-72 04/28/2022 2 95.92%
Not applicable.
Alexandre de Barros Audit Committee Audit Committee Committee member (effective) 09/06/1956 07/01/2022 Annual
A Statutory Audit Committee non adherent to CVM
Instruction No. 308/99 Engineer
040.036.688-63 04/28/2022 2 97.96%
Not applicable.
Gustavo Jorge Laboissière Loyola Audit Committee Audit Committee Chairman of the Committee 12/19/1952 07/01/2022 Annual
A Statutory Audit
Committee non adherent to
CVM Instruction No. 308/99 Economist
101.942.071-53 04/28/2022 6 100.00%
Not applicable.
Luciana Pires Dias Audit Committee Audit Committee Committee member (effective) 01/13/1976 07/01/2022 Annual
A Statutory Audit
Committee non adherent to
CVM Instruction No. 308/99 Lawyer
251.151.348-02 04/28/2022 3 100.00%
Not applicable.
Rogério Carvalho Braga Audit Committee Audit Committee Committee member (effective) 01/30/1956 07/01/2022 Annual
A Statutory Audit
Committee non adherent to
CVM Instruction No. 308/99 Lawyer
625.816.943-15 04/28/2022 2 100.00%
Not applicable.
Geraldo José Carbone Compensation Committee Committee member (effective) 08/02/1956 04/28/2022 Annual
952.589.818-00 Economist 04/28/2022 5 100.00%
Not applicable.
Roberto Egydio Setubal Compensation Committee Chairman of the Committee 10/13/1954 04/28/2022 Annual
007.738.228-52 Engineer 04/28/2022 6 100.00%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	**Description of other committees**	**Profession**	**Description of other positions held**	**Date of election**	**Number of consecutive terms of office**	**Percentage of attendance at meetings**
Other positions held/roles performed at the issuer						
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee						
Candido Botelho Bracher	Compensation Committee		Committee member (effective)	12/05/1958	04/28/2022	Annual
039.690.188-38		Administrador		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee						
João Moreira Salles	Compensation Committee		Committee member (effective)	04/11/1981	04/28/2022	Annual
295.520.008-58		Economist		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Strategy Committee						
Álvaro Felipe Rizzi Rodrigues	Other committees		Committee member (effective)	03/28/1977	04/28/2022	Annual
166.644.028-07	Disclosure and Trading Committee	Lawyer		04/28/2022	1	0.00%
Officer						
Maria Helena dos Santos Fernandes de Santana	Other committees		Committee member (effective)	06/23/1959	04/28/2022	Annual
036.221.618-50	Related Parties Committee	Economist		04/28/2022	2	100.00%
Member of the Board of Directors						
Alexsandro Broedel	Other committees		Member of the Committee	10/05/1974	04/28/2022	Annual
031.212.717-09	Disclosure and Trading Committee	Accountant		04/28/2022	9	75.00%
Officer (member of the Executive Committee)						
Alfredo Egydio Setubal	Other committees		Committee member (effective)	09/01/1958	04/28/2022	Annual

12.7/8 - composition of committees
Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth
Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at
terms of office meetings
Other positions held/roles performed at the issuer
014.414.218-07 Nomination and Corporate Governance
Committee
Business Administrator 28/04/2022 14 100.00%
Member of the Board of Directors Member of the Personnel Committee
Member of the Disclosure and Trading Committee
Chairman of the Environmental, Social and Climate Responsibility Committee
Alfredo Egydio Setubal Other committees Committee member (effective) 09/01/1958 04/28/2022 Annual
014.414.218-07 Disclosure and Trading Committee Business 04/28/2022 14 75.00%
Administrator Member of the Board of Directors
Member of the Nomination and Corporate
Governance Committee
Member of the Personnel Committee
Chairman of the Environmental, Social and Climate Responsibility Committee
Alfredo Egydio Setubal Other committees Committee member (effective) 09/01/1958 04/28/2022 Annual 014.414.218-07 Personnel Committee Business 04/28/2022 8 60.00% Administrator
Member of the Board of Directors
Member of the Nomination and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Chairman of the Environmental, Social and Climate Responsibility Committee

12.7/8 - Composition of committees Name Taxpayer ID (CPF) Type of committee Description of other committees Type of audit Profession Position held Description of other positions held Date of birth Date of election Date of investiture Number of consecutive terms of office Term of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Alfredo Egydio Setubal 014.414.218-07 Other committees Environmental, Social and Climate Responsibility Committee Business Administrator Chairman of the Committee 09/01/1958 04/28/2022 04/28/2022 5 Annual 100.00% Member of the Board Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee José Virgilio Vita Neto 223.403.628-30 Director Other committees Disclosure and Trading Committee Lawyer Committee member (effective) 09/13/1978 04/28/2022 04/28/2022 3 Annual 100.00% Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Other committees Nomination and Corporate Governance Committee Pedagogic Professional Committee member (effective) 10/25/1973 04/28/2022 04/28/2022 5 Annual 100.00% Member of the Board of Directors Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Other committees Personnel Committee Pedagogic Professional Committee member (effective) 10/25/1973 04/28/2022 04/28/2022 5 Annual 80.00% Member of Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Environmental, Social and Climate Responsibility Committee Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Other Committees Environmental, Social and Climate Responsibility Committee Pedegogic Professional Committee member (effective) 10/25/1973 04/28/2022 04/28/2022 5 Annual 50.00% Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher 039.690.188-38 Other Committees Environmental, Social and Climate Responsibility Committee Bussiness Administrator Committee member (effective) 12/05/1958 04/28/2022 04/28/2022 5 Annual 100.00% Member of the Board of Directors Member of the Capital and Risk Management Committee Compensation Committee

12.7/8 - Composition of committees Name Taxpayer ID (CPF) Type of committee Description of other committees Type of audit Profession Position held Description of other positions held Date of birth Date of election Date of investiture Number of consecutive terms of office Term of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Carlos Henrique Donegá Aidar 076.630.558-96 Not applicable. Other committees Disclosure and Trading Committee Economist Committee member (effective) 10/19/1965 04/28/2022 04/28/2022 8 Annual 100.00% Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Other committees Personnel Committee Business Administrator Committee member (effective) 10/03/1954 04/28/2022 04/28/2022 8 Annual 100.00% Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Environmental, Social and Climate Responsibility Committee Fábio Colletti Barbosa 771.733.258-20 Other committees Nomination and Corporate Governance Committee Business Administrator Committee member (effective) 10/03/1954 04/28/2022 04/28/2022 8 Annual 100.00% Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Fábio Colletti Barbosa 771.733.258-20 Other committees Strategy Committee Business Administrator Committee member (effective) 10/03/1954 04/28/2022 04/28/2022 8 Annual 83.33%

12.7/8 - Composition of committees Name Type of committee Type of audit Position held Date of birth Date of investiture Term of office Taxpayer ID (CPF) Description of other committees Profession Description of other positions held Date of election Number of consecutive terms of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Other committees Related Parties Committee Business Administrator Chairman of the Committee 10/03/1954 04/28/2022 04/28/2022 6 Annual 100.00% Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Other committees Environmental, Social and Climate Responsibility Committee Business Administrator Committee member (effective) 10/03/1954 04/28/2022 04/28/2022 5 Annual 100.00% Candido Botelho Bracher Other committees Committee member (effective) 12/05/1958 04/28/2022 Annual

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	**Description of other committees**	**Profession**	**Description of other positions held**	**Date of election**	**Number of consecutive terms of office**	**Percentage of attendance at meetings**
Other positions held/roles performed at the issuer						
039.690.188-38	Capital and Risk Management Committee	Business Administrator		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Environmental, Social and Climate Responsibility Committee Member of the Compensation Committee						
João Moreira Salles	Other committees		Committee member (effective)	04/11/1981	04/28/2022	Annual
295.520.008-58	Strategy Committee	Economist		04/28/2022	6	100.00%
Member of the Board of Directors Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees		Chairman of the Committee	07/13/1956	04/28/2022	Annual
548.346.867-87	Capital and Risk Management Committee	Economist		04/28/2022	14	91.67%
Member of the Board of Directors Member of the Related Parties Committee						
Pedro Luiz Bodin de Moraes	Other committees		Committee member (effective)	07/13/1956	04/28/2022	Annual
548.346.867-87	Related Parties Committee	Economist		04/28/2022	10	100.00%
Member of the Board of Directors Chairman of the Capital and Risk Management Committee						
Pedro Moreira Salles	Other committees		Chairman of the Committee	10/20/1959	04/28/2022	Annual
551.222.567-72	Strategy Committee	Banker		04/28/2022	14	100.00%

12.7/8 - Composition of committees Name Type of committee Type of audit Position held Date of birth Date of investiture Term of office Taxpayer ID (CPF) Description of other committees Profession Description of other positions held Date of election Number of consecutive terms of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Pedro Moreira Sales Other Committees Chairman of the Committee 10/20/1959 04/28/2022 Annual 551.222.567-72 Nomination and Corporate Governance Committee Banker 04/28/2022 14 100.00% Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee Pedro Moreira Salles Other Committees Chairman of the Committee 10/20/1959 04/28/2022 Annual 551.222.567-72 Personnel Committee Banker 04/28/2022 14 100.00%

12.7/8 - Composition of committees Name Type of committee Type of audit Position held Date of birth Date of investiture Term of office Taxpayer ID (CPF) Description of other committees Profession Description of other positions held Date of election Number of consecutive terms of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Environmental, Social and Climate Responsibility Committee Pedro Moreira Salles Other committees Committee member (effective) 10/20/1959 04/28/2022 Annual 551.222.567-72 Environmental, Social and Climate Responsibility Committee Banker 04/28/2022 5 50.00% Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Ricardo Villela Marino Other committees Committee member (effective) 01/28/1974 04/28/2022 Annual 252.398.288-90 Strategy Committee Engineer 04/28/2022 13 100.00% Vice President of the Board of Directors Roberto Egydio Setubal Other committees Committee member (effective) 10/13/1954 04/28/2022 Annual 007.738.228-52 Strategy Committee Engineer 04/28/2022 14 100.00%

12.7/8 - Composition of committees Name Type of committee Type of audit Position held Date of birth Date of investiture Term of office Taxpayer ID (CPF) Description of other committees Profession Description of other position held Date of election Number of consecutive terms of office Percentage of attendance at meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member (effective) 10/13/1954 04/28/2022 Annual 007.738.228-52 Capital and Risk Management Committee Engineer 04/28/2022 14 100.00% Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee Renato Lulia Jacob Other committees Chairman member (effective) 05/10/1974 04/28/2022 Annual 118.058.578.00 Disclosure and Trading Committee Officer 04/28/2022 4 100.00% Investor Relations Officer Cesar Nivaldo Gon Other committees Businessperson Committee member (effective) 07/09/1971 06/30/2022 Annual 154.974.508-57 Personnel Committee 06/30/2022 1 0.00% Member of the Board of Directors

Profissional experience / Statement of any conviction / Independence criteria Ricardo Baldin - 163.678.040-72 Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalúrgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 to 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. Alexandre de Barros - 040.036.688-63 Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004). He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias - 251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE’s Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds a Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. Rogério Carvalho Braga - 625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Geraldo José Carbone - 952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 to 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. João Moreira Salles - 295.520.008-58 João Moreira Salles - 295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and

Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly called Social Responsibility Committee), and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

José Virgilio Vita Neto - 223.403.628-30 José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly called Social Responsibility Committee); a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Carlos Henrique Donegá Aidar - 076.630.558-96 Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Cesar Nivaldo Gon - 154.974.508-57 Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee since 2021 at the Itaú Unibanco Group. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil. Type of Conviction Description of the conviction Ricardo Baldin - 163.678.040-72 N/A Alexandre de Barros - 040.036.688-63 N/A Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A Luciana Pires Dias - 251.151.348-02 N/A Rogério Carvalho Braga - 625.816.948-15 N/A Geraldo José Carbone - 952.589.818-00 N/A Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 N/A Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher - 039.690.188-38 N/A João Moreira Salles - 295.520.008-58 João Moreira Salles - 295.520.008-58 N/A Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 N/A Alexsandro Broedel - 031.212.717-09

N/A Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 N/A Cesar Nivaldo Gon - 154.974.508-57 N/A

José Virgilio Vita Neto - 223.403.628-30N/A Ana Lúcia de Mattos Barretto Villela Ana Lúcia de Mattos Barretto Villela Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 N/A Carlos Henrique Donegá Aidar - 076.630.558-96N/A Fábio Colletti Barbosa Fábio Colletti Barbosa Fábio Colletti Barbosa Fábio Colletti Barbosa Fábio Colletti Barbosa - 771.733.258-20 N/A Pedro Luiz Bodin de Moraes Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Pedro Moreira Salles Pedro Moreira Salles Pedro Moreira Salles Pedro Moreira Salles - 551.222.567-72 N/A Ricardo Villela Marino - 252.398.288-90 N/A Renato Lulia Jacob - 118.058.578-00N/A

12.12. OTHER SIGNIFICANT INFORMATION
Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10
A—Total Number of Meetings Held by Body:
Body
Meetings
Board of Directors (1)
12
Fiscal Council (1)
4
Audit Committee (2)
49
Disclosure and Trading Committee (3)
4
Strategy Committee (4)
6
Capital and Risk Management Committee (4)
12
Nomination and Corporate Governance Committee (4)
1
Related Parties Committee (4)
9
Personnel Committee (4)
5
Compensation Committee (4)
4
Environmental, Social and Climate Responsibility Committee (4)
2
(1)
period from June 15, 2021 to February 25, 2022
(2)
period from June 16, 2021 to February 25, 2022
(3)
period from April 19, 2021 to January 28, 2022
(4)
period from April 29, 2021 to February 25, 2022
B – Consecutive Terms of Office:
For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal
Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a)
counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office.
For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.
C—Meeting Attendance Percentage:
For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and
Fiscal Council, the meetings held from the moment members took office on June 15, 2021 until February 25, 2022 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on June 16, 2021 until February 25, 2022 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 29, 2021 until February 25, 2022 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April
19, 2021 to January 28, 2022 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve her reelection to the
Company’s Board of Directors; (f) there is no calculation of the meeting attendance percentage of the management members Eduardo Hiroyuki Miyaki and Gilberto Frussa because the meetings do not involve his reelection to the Company’s Fiscal Council; (g) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council;
(h) there is no calculation of the meeting
attendance percentage of the management member Álvaro Felipe Rizzi Rodrigues because it was formalized that he became part of the Disclosure and Trading Committee on April 27, 2022; (i) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.
D—Independence Criterion for the Members of the Board of Directors and of the Audit Committee:
The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano
lnácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the
Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.
All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Bylaws: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.
E – Type of Audit Committee
lt is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 4,910/21 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Resolution 23 (former CVM Instruction No. 308/99).
F – POLITICALLY EXPOSED PERSONS (PEP):
Regarding the members of the Board of Directors, Board of Officers, Supervisory Council and other
Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of
Directors); Leila Cristiane Barboza Braga de Melo (member of the Board of Officers), Reinaldo Guerreiro
(member of the Supervisory Council) and Ricardo Baldin (member of the Audit Committee), on account of:
Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with a member of Liquigás Distribuidora S.A.
Leila Cristiane Barboza Braga de Melo being characterized as a Related PEP considering the relationship with members of Central Bank of Brazil, Banco do Brasil and Caixa Econômica Federal.
Reinaldo Guerreiro being characterized as a Related PEP considering the relationship with members of the Ministry of Cities, Caixa Econômica Federal, Caixa Participações, Government of the Federal District and
Government of the State of Rio Grande do Sul (RS).
Ricardo Baldin being characterized as a Holder PEP considering a management position at Finame.
G—ADDITIONAL INFORMATION:
We inform you that the inauguration of those elected in the Annual General Stockholders’ Meeting of April 26, 2022 and meeting of the Board of Directors of April 28, 2022, was homologated by the Central Bank of Brazil on 06.21.2022 and 06.24.2022, respectively, and they took office on 07.01.2022.

Below we present the hierarchy flowchart of said Bodies:

12.5/6 – Composition and professional experience of the board of directors and fiscal council
With respect to each member, see below information about item 12.5 “m”:
I – Main professional experience for the past five years, indicating:
• Company’s name and activity sector.
• Position and roles inherent in the position.
• Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.
II—All management positions they hold in other companies or third sector organizations:
Company’s name Company’s activity sector
Company is part of
(i) the
Issuer’s
economic
group
(ii) is
controlled by
an Issuer’s
direct or
indirect
stockholder
with an
interest
equal to or
higher than
5% in the
same class
or type of
the Issuer’s
securities.
Other
companies or
third sector
organizations
Abril Comunicações S.A. Printing of books, magazines and
other periodicals x
Alana Foundation Charitable organization x
AlanaLab Communication of impact x
Alpargatas S.A. Holding company of non-financial
institutions x
Ambev Drinks x
Americel S.A. Telephony Equipment

Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Junior Achievement do Estado de São Paulo	Entrepreneurial Education			x
Banco ABNAMRO/Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Bandeirantes S.A.	Multiple-service banking, with commercial portfolio			x
Banco BBA-Creditanstalt S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Itaú Chile	Holding company of non-financial institutions	x		
Banco Itaú International	Holding company of non-financial institutions	x		
Banco Itaú Paraguai	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú Uruguai	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brazilian Chamber of Commerce in Great Britain	Non profit organization			x

Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados	Accounting and tax consulting and auditing			x
Casa da Moeda do Brasil (CMB)	Manufacture of paper money			x
CI&T Inc.	Digital solutions			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia de Trens Urbanos (CBTU)	Rail transport			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN)	Self-Regulatory Entity			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Dexco S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products,		x

	bathroom fittings, and ceramics and plastic materials			
Ecorodovias	Concession of Public Works and Services			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Fairplay	Production and organization of corporate events			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Fight For Peace International	Non profit organization			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x		
Financial Stability Board (FSB)	Financial Stability Board			x
Fortbras S.A.	Automotive aftermarket			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Itaú Unibanco Previdência Complementar	Supplementary Pension	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x

Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brasileiro de Relações com Investidores (IBRI)	Self-Regulation Entity			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lemann	Pedagogical management			x
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
IRB – Brasil Resseguros S.A.	Reinsurance			x
Itaú Asset Management S.A.	Fund administration			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x

Itaú Social	Associations for the defense of social rights	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Mastercard Incorporated	Payment Institution			x
Metalúrgica Gerdau S.A.	Steel mill			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petrobrás Transportes S.A. (TRANSPETRO)	Maritime Transport			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Pinheiro Neto Advogados	Accounting and tax audit and consulting services			x
Porto Seguro S.A.	Insurance		x	
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Royal Institution of Great Britain	Education and scientific research			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sindicato dos Bancos no Estado de São Paulo (Union	Union			x

of Banks of the State of São Paulo)				
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Verallia	Glass packaging producer			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Zup Tecnologia	Technological consultancy			x

12.9. Existence of a marital relationship, stable union or kinship of up to second degree between:

a) Issuer's management members;
b) (i) Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) (i) Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer's management members:

a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;
b) Issuer's direct or indirect parent company;
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

a) Issuer's direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock:
Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Issuer's direct or indirect parent company:
Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people:
Not applicable.

<u>Other relevant information of Item 12.12</u>

a) Regarding stockholders' meetings held in the past three (3) years, we inform as follows:

Year	Type of Stockholders' Meeting	Date/Time	Quorum
2022	**Annual**	04.26.2022 – 11:00am	92.09% of common shares and 41.35% of preferred shares
2022	**Extraordinary**	04.26.2022 – 11:10am	92.09% of common shares and 41.35% of

			preferred shares
2021	**Annual and Extraordinary**	04.27.2021 – 11:00am and 11:10am	91.96% of common shares and 31.67% of preferred shares
2021	**Extraordinary**	01.31.2021 – 11:00am	More than 90% of common shares
2020	**Annual**	04.28.2020 – 11:00am	More than 90% of common shares and 31.75% of preferred shares
2019	**Annual**	04.24.2019 – 11:00am	More than 90% of common shares and 29.08% of preferred shares

b) Audit Committee:

The Audit Committee has independence to set and engage training activities.

In 2016, the Audit Committee started defining, twice a year, the need for training identified as significant for its performance. Once it identifies a department in need of training, it engages training services to meet a specific need for this department or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is benchmarking with other organizations, including abroad, or with the best practices identified by consultants.

In 2019, the Audit Committee promoted specific anti-money laundering (AML) training with the attendance of members of the Committee and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2019, 2020 and 2021, some of its members, individually, also participated in training sessions on accounting, corporate governance, ethics, financial and external audit related topics.

c) Relationship among the Audit Committee, the Board of Officers, and the Co-chairpersons of the Board of Directors

Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Throughout 2019, 2020 and 2021, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries.

Also during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, since 2021 the Audit Committee has held a private meeting with the CEO of Itaú Unibanco Holding S.A., and has continued to hold, likewise for a number of years, a joint meeting with the with the Co-chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Supervisory Council of Itaú Unibanco Holding SA at least once a year, in which it submits its findings on Itaú Unibanco’s consolidated financial statements for the year ended in December of each year or other topics of interest of the Supervisory Council. Relationship between the Board of Directors and the Supervisory Council The Supervisory Council attends the Board of Directors’ meeting in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Supervisory Council and the Board of Officers The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A. when the Issuer’s financial statements are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the Board of Directors, such as: • Management Report, Form 20-F, Reference Form, and Integrated Annual Report; • Changing and creating new policies; • Opinions on the performance of Itaú Unibanco’s securities and the best practices from market participants, including investors, ESG* and credit rating agencies, corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trades made by the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. *Stands for Environmental, Social and Corporate Governance

d) In 2021, we developed the following training activities:
Training Audience Frequency Adherence Ethics and Compliance Up to officers Biennial 93% Anti-corruption Up to officers Biennial 95% Adherence to Code of Ethics Up to Board of Directors Annual 96% Anti-Money Laundering and Counter Terrorist Financing Up to officers Biennial 96% E-learning on the theme of sustainability Up to executive officers Biennial 91.55% E-learning focused on the guidelines of the Supplier Relationship Code, which is part of the Integrity and Ethics Program. Up to executive officers Biennial 93.12% Online event “Meeting Itaú + Suppliers” covering the topics: ethics and corruption prevention, prevention of money laundering and fighting the financing of terrorism, relationship conflicts and ombudsman. Critical suppliers Annual 51.11%
Note: biannually a lecture on the Prevention of Illicit Acts is given to the Board of Directors, as well as reinforcement of the corruption prevention training to specific areas.

e) In 2021, the Internal Ombudsman’s Office received 2,211 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.
In order to guide and discipline any employees who show conduct contrary to the principles of the
Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in calls investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to any reported employees.
f) Supporting documentation for the meetings of the Board of Directors:
The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.
g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

13.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory executive board, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:
a) the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web:
Compensation governance
Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy.
Formally approved on February 23, 2021 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation Policy also apply to companies of the
Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department.
In 2022, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) in order to consolidate general rules in connection with long-term incentive programs involving stock grants to management members and employees of the Issuer and of its direct and indirect controlled companies, in accordance with Instruction No. 567/15 of the Brazilian Securities and Exchange Commission (CVM). Among the programs mentioned in the Stock Grant Plan, managed by the
Compensation Committee, and with the Issuer’s management members as target audiences, are: the Variable
Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.
Additionally, in order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as the Compensation Policy, discloses to the public in general compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members' Compensation Policy.
Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. By December 31, 2021, the CEO and the majority of the members of the Executive Committee complied with the minimum ownership requirement, which must be complied with within up to five years after the members take office.
For 2022, the requirement remains the same. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement.
The Issuer also has a Stock Option Granting Plan (“Stock Option Plan”) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by the appreciation of their shares. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.
For further information on the Stock Option Plan, please see subitems 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan.
For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Reports > CVM > Reference Form.

For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements. b) compensation composition, indicating: i - description of the compensation elements and the objectives of each one Composition of the annual compensation of members of the Board of Directors, Board of Officers, Fiscal Council and Audit Committee Board of Directors 1 2 3 Monthly fixed compensation Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting Annual fixed compensation Stock-based compensation approved at the Annual General Stockholders’ Meeting Annual variable compensation Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders’ Meeting Fiscal Council Monthly fixed compensation Fees in cash approved at the Annual General Stockholders’ Meeting Board of Officers 2 Monthly fixed compensation Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting Benefit plan Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance Annual variable compensation Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and Limited to the annual amount approved at the Annual General Stockholders’ Meeting Audit Committee 3 4 Monthly fixed compensation Fees in cash determined by the Board of Directors 1 In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee. 2 Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law. 3 Members of the Board of Directors and Audit Committee only receive benefits if they have previously been officers of the Company. 4 For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. ii – with respect to the past three years, state the proportion of each element to total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
	2019	22%	23%	53%	2%
Board of Officers	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
Supervisory Council	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
Audit Committee	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: The compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members, and it may even differ in relation to members of the Board of Officers. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with the value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competitiveness.

b) **Annual variable compensation[(1)]**

The annual variable compensation takes into account three main factors: Performance of the officer The result of the applicable business area Financial results of the company (1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though the compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company’s results. b) i. Distribution of annual variable compensation(2): Regarding the annual variable compensation: 30% is paid in cash on demand 70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year (2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred. b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Delivery of preferred shares The grant is made in the year immediately after the performance year to which it relates. Of the total granted, one-third vests each year over a period of three years after the award. ITUB4 Performance year Grant year Year 1 Year 2 Year 3 Delivery years The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation. From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the interbank Deposit Certificate rate (CDI). These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions, The Compensation Committee may decide to apply the malus even in these cases. Supervisory Council: the members of the Supervisory Council are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. For those members of the Audit Committee who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer has established a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. v - number of members who are not compensated There are no members who are not compensated. c) main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee.     ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, the variable compensation is subject to a performance assessment carried out by the supervisor based on the priorities for the year discussed together with the officer who is being assessed. Performance metrics Officers The director evaluation process is carried out annually and takes into account what was defined as a priority for the year Manager Evaluation Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable. Rapporteur It is an evaluation process of behaviours and main deliveries, in addition to defining the career moment carried out by an independent appraiser, pursuing complementary elements to the executive’s evaluation. Evaluation Committee Collegiate discussion to validate the manager’s evaluation and the proposed career moment in the Rapporteurship. This committee can also discuss development and succession recommendations.    d) how the compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly affected by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is in line with the issuer’s short-, medium- and long-term interests

The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure above the levels considered prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; the results of the business area; and/or the Issuer’s results, and is paid as follows: 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as the Partners Program, through which management members and employees with a history of outstanding contribution and distinctive performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspensive conditions provided for in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares received as a consideration will remain under a lock-up for a five-year period as from the initial investment in the Own Shares. Therefore, variable compensation is paid within at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to five years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling stockholders: The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer’s stockholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include: Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and vanable compensation, in addition to special benefits and recruitment and termination programs. Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles. Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders’ Meeting. Preparing the “Compensation Committee Report” on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include: i.i. In relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and approving grants of Simple Options. ii. In relation to the Partners Program: being responsible for the rules related to the nomination and removal of beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and the scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through: commissioning salary surveys conducted by specialized consultants; participating in surveys conducted by other banks; and participating in specialized forums on compensation and benefits. iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Board of Directors assesses the adequacy of the Issuer’s compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issueris included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning aninterest equal to or higher than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.27% common shares
18.08% preferred shares
33.61% Total
36.61% common shares
81.70% preferred shares
66.21% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
Free Float (*)
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.75% common shares
99.05% preferred shares
52.88% Total
(2)
(3)
26.30% Total
100.00% Total
97.61% common shares
79.07% preferred shares
97.61% Total
99.99% common shares
100.00% preferred shares
99.99% Total
100.00% common shares
100.00% preferred shares
100.00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
IGA Participações S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
11.12% common shares
10.75% preferred shares
11.12%Total
12.65% common shares
12.65% preferred shares
12.65%Total
Itaú Corretora de Seguros S. A.
Itaú Rent Administração e Participações Ltda.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00% Total
99.99% common shares
100.00% preferred shares
99.99% Total
99.99% common shares
100.00% preferred shares
99.99% Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Banco Itaucard S.A.

(1) Date: 03.31.2022.
(2) Date: 04.26.2022.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

(3) Date: 04.26.2022.
Direct subsidiaries

a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR—Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies
c) Issuer's ownership interest in the group companies
d) Group companies' ownership interest in the issuer
e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Corretora de Seguros S. A.	11.12	10.75	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.65	12.65	Subsidiary
IGA Participações S.A.	97.61	79.07	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad			
Itaú Corpbanca	26.30	26.30	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	100.00	100.00	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved:

a) event;
b) main business conditions;
c) companies involved;
d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members;
e) corporate structure before and after the transaction;
f) mechanisms adopted to ensure equitable treatment among stockholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$822.4 million, which accounts for 0.5% of Itaú Unibanco Holding's stockholders' equity under IFRS (R$164,476 million on December 31, 2021).

2022

AVENUE HOLDING CAYMAN LTD

Event

Acquisition of the control of Avenue Holding Cayman Ltd ("Avenue").

Main conditions of the transaction

On July 8, 2022, according to the disclosed material fact, Itaú Unibanco S.A., by itself and through its subsidiaries, entered into a share purchase agreement, with Avenue Controle Cayman Ltd, and other selling shareholders, providing for the acquisition of the control of Avenue Holding Cayman Ltd ("Avenue").

After obtaining the required regulatory approvals, Itaú Unibanco will initially acquire 35.0% of the total and voting capital of Avenue through a capital contribution of R$160 million and a secondary acquisition of shares, totaling approximately R$ 493 million. After 2 years from the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of the total and voting capital. After 5 years from the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by the current stockholders of Avenue. Avenue holds a U.S. digital securities broker, incorporated 4 years ago, aimed to democratize the access of Brazilian investors to the international market and currently has over 229 thousand active clients, 492 thousand accounts enabled and approximately R$6.4 billion under custody. This operation strengthens Itaú Unibanco’s strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the most convenient channels for each client profile. The operation and management of Avenue will remain separate from Itaú Unibanco, which will become one of the institutions that will make Avenue’s services available to its clients abroad. The completion of this operation is subject to the approval from the regulatory bodies in the proper jurisdictions. Companies involved Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd (“Avenue”). Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. TOTVS S.A. Event Incorporation of a strategic partnership for the distribution of financial products and services and payments to customers of TOTVS S.A. (“TOTVS”) supported by the distribution channels and software of TOTVS, to be developed through a company named TOTVS TECHFIN S.A. (“Company”), which will be directly held by ITAÚ and TOTVS. Main conditions of the transaction On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees.    Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation.    In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. Ideal Holding Financeira S.A. Event Acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). Main business conditions On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações S.A. appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.). In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021, resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart S.A.) our stockholders became entitled to equity interest in XPart S.A. in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. XP Inc’s capital held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart. Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company -IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021, to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period.

Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable. On June 7, 2022, we announced the sale of stake corresponding to 1.21% of the total capital of XP Inc. for US$ 153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. with the objective of selling an additional 0.19% of the total capital of XP, and such sale was completed on June 9, 2022. Considering such disposals, we remain with a 9.96% interest in XP’s total capital stock. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (sucessor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.